UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-34900

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TAL EDUCATION GROUP

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12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Entry into a New Loan Facility

On December 19, 2019 TAL Education Group (the “Company”), through its consolidated affiliated entities in the PRC, signed a RMB1,800 million loan facilities agreement with a group of lenders led by Zhenjiang Branch of Shanghai Pudong Development Bank Co., Ltd. The facilities have a term of eight years and an effective drawdown period of three years. The use of proceeds of the facilities are for the Company’s land development in Zhenjiang, Jiangsu. The parcel and the constructions thereon shall serve as collateral to the loan facilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

By:	/s/ Rong Luo
Name: Rong Luo
Title: Chief Financial Officer

Date: December 20, 2019